GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK
489 Fifth Avenue, 28th Floor
New York, NY 10017

June 7, 2016

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:
Great-West Life & Annuity Insurance Company
Great-West Life & Annuity Insurance Company of New York
COLI VUL-7 Series Account
COLI VUL-1 Series Account
(Application for an Order of Approval pursuant to Section 26(c) of the Investment Company Act of 1940, File Number 812-14637)
Request for Withdrawal of Application for an Order of Approval

Ladies and Gentlemen:

Great-West Life & Annuity Insurance Company ("GWL&A") and Great-West Life & Annuity Insurance Company of New York (GWL&A of NY") and their respective separate accounts, COLI VUL-7 Series Account (of GWL&A) and COLI VUL-1 Series Account (of GWL&A of NY) (collectively, the "Applicants") respectfully request the withdrawal of the Applicants' application (File Number 812-14637) filed with the Securities and Exchange Commission on April 7, 2016 to request an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended, approving the substitution of shares of the Great-West Government Money Market Fund for shares of the Vanguard Variable Insurance Funds Money Market Portfolio held by the separate accounts to support certain private placement, individual variable universal life insurance policies issued by GWL&A and GWL&A of NY.

The Applicants hereby request the withdrawal of the above referenced application because the requested order is no longer necessary following the Staff's recent revisions to the Division of Investment Management's "2014 Money Market Fund Reform Frequently Asked Questions" (revised May 23, 2016).

Please direct any questions or comments to me at 303-737-1131 or adam.kavan@greatwest.com.

Sincerely,

By: /s/ Adam J. Kavan
Adam J. Kavan
Counsel